PROSPECTUS SUPPLEMENT NO. 17 To Prospectus Dated February 8, 2002 As Supplemented: July 3, 2006

Eaton Vance Corp. Non-Voting Common Stock

This Prospectus Supplement No. 17 supplements and amends the Prospectus dated February 8, 2002 of Eaton Vance Corp., as supplemented (the “Prospectus”), relating to the resale of shares of our non-voting common stock deliverable upon exchange of Liquid Yield Option™ Notes due 2031 issued by Eaton Vance Management by certain holders of LYONs™ who are named as selling stockholders in this Prospectus Supplement and the Prospectus.

You should read this Prospectus Supplement in conjunction with the Prospectus. This Prospectus Supplement updates information in the Prospectus, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

Investing in the Notes involves risks. See "Risk Factors" beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 3, 2006.

™ Trademark of Merrill Lynch & Co., Inc.

The table of selling stockholders contained in the Prospectus is hereby amended and restated as set forth below to update entities as selling stockholders. The table below sets forth, as of July 3, 2006, information regarding the beneficial ownership of our non-voting common stock that each selling stockholder may offer pursuant to the Prospectus. The information contained in the table, which gives effect to the change described above, is based solely on information provided by or on behalf of selling stockholders through July 3, 2006. Information about other selling stockholders will be set forth in future prospectus supplements, if required.

SELLING STOCKHOLDERS

			Percentage of
	Shares of Non-		Non-Voting
	Voting Common	Shares of Non-	Common
	Stock Beneficially	Voting Common	Stock
	Owned Prior to	Stock That May be	Outstanding
Selling Stockholder (1)	Offering (2)	Offered Hereby (3)	(4)

White River Securities L.L.C.	62,490	62,490	*
Bear Stearns & Co. Inc.	62,490	62,490	*
Julius Baer Multibond Convertbond	28,732	28,732	*
R2 Investments, LDC	287,314	287,314	*
KBC Financial Products USA Inc.	43,098	43,098	*
KBC Financial Products (Cayman Islands)	1,278,546	1,278,546	*
JMG Triton Offshore Fund, Ltd	41,660	41,660	*
UFJ Investments Asia Ltd	287,314	287,314	*
MLQA Convertible Securities Arbitrage Ltd.	574,628	574,628	*
Deutsche Banc Alex Brown Inc.	1,120,524	1,120,524	*
First Union International Capital Markets Inc.	287,314	287,314	*
Gaia Offshore Master Fund Ltd.	248,526	248,526	*
Lyxor Master Fund	387,788	38,788	*
Merrill Lynch, Pierce, Fenner & Smith, Inc. (5)	199,684	199,684	*
UBS AG LON F/B/O PB	143,658	143,658	*
CALAMOS® Convertible Growth and Income
Fund – CALAMOS® Investment Trust	71,828	71,828	*
State of Florida, Office of the Treasurer	71,828	71,828	*
TD Securities (USA) Inc.	508,544	508,544	*
Dodeca Fund, L.P.	57,462	57,462	*
Akela Capital Master Fund, LLC	86,194	86,194	*
Amaranth L.L.C.	878,730	870,130	*
Sunrise Partners Limited Partnership	71,898	57,462	*
Susquehanna Capital Group	359,142	359,142	*
Topanga XI	11,492	11,492	*

(footnotes on following page)

			Percentage of
	Shares of Non-		Non-Voting
	Voting Common	Shares of Non-	Common
	Stock Beneficially	Voting Common	Stock
	Owned Prior to	Stock That May be	Outstanding
Selling Stockholder (1)	Offering (2)	Offered Hereby (3)	(4)

Citigroup Global Markets Ltd.	1,221,084	1,221,084	*
Canadian Imperial Holdings Inc.	287,314	287,314	*
Banc of America Securities LLC	11,492	11,492	*
Citigroup Global Markets Inc.	252,836	252,836	*
SultonBrook Capital Portfolio, LP	1,967,095	1,967,095	*
CSS, LLC	86,194	86,194	*
Argent LowLev Convertible Arbitrage
Fund Ltd.	78,724	78,724	*
Argent LowLev Convertible Arbitrage
Fund LLC	17,526	17,526	*
Argent LowLev Convertible Arbitrage
Fund II, LLC	1,724	1,724	*
Class C Trading Company, Ltd.	18,388	18,388	*
Goldman Sachs & Co.	389,569	287,314	*
HFR CA Global Select Master Trust Account	18,675	18,675	*
Lyxor Master Fund
Ref: Argent/LowLev CB c/o Argent	31,030	31,030	*
Partners Group Alternative
Strategies PCC LTD	14,365	14,365	*
Silver Convertible Arbitrage Fund, LDC	6,321	6,321	*
Xavex Convertible Arbitrage 2 Fund	575	575	*

Total (6)		3,187,606	2.3%

*Less than one percent (1%)

(1)	The non-voting common stock share figures reported in this table for the various selling stockholders are based on information supplied to us, as of July 3, 2006, by the respective selling stockholders named in the table. As of that date, these selling stockholders had supplied us with information indicating that, collectively, they owned more than the $110,945,000 aggregate principal amount at maturity of LYONs currently outstanding (which amount would be exchangeable into a maximum 3,187,606 shares of non- voting common stock). This reflects, we believe, that one or more selling stockholders supplied us with information for inclusion in the table and then subsequently (i) exercised their right to require EVM to repurchase their LYONs, in whole or in part, for cash on August 13, 2002, pursuant to the terms of the Indenture governing the LYONs; and/or (ii) sold their LYONs in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to persons who also supplied us information with respect to the shares deliverable upon exchange of the same LYONs.

(2)	The number of shares of non-voting common stock deliverable upon exchange of the LYONs are subject to change under certain circumstances described in the Indenture governing the LYONs. As a result, the number of shares of non-voting common stock deliverable upon exchange of the LYONs may increase or decrease at any time.

(3)	Assumes that the full amount of LYONs reported as held by a selling stockholder is exchanged for shares of non-voting common stock at an exchange rate of 28.7314 shares of non-voting common stock per $1,000 principal amount at maturity of LYONs, and that all shares received upon exchange are offered hereunder by that selling stockholder. Since exchange of the LYONs for shares of non-voting common stock is conditioned upon the occurrence of specified events, and since Eaton Vance Management has the right to pay cash in lieu of delivering shares of non-voting common stock upon exchange, there can be no assurance that any selling stockholder will be able to exchange its LYONs, or that it will receive shares of non-voting common stock upon any such exchange.

(4)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 127,613,866 shares of non-voting common stock outstanding as of April 30, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of non-voting common stock deliverable upon exchange of all of that holder’s LYONs, but we did not assume exchange of any other holder’s LYONs.

(5)	Merrill Lynch, Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) is not aware of any position, office, or directorship relationship with the company or its affiliates; however, Merrill Lynch may or may not have, from time to time, acted in a financial investment advisory capacity to the company or its affiliates.

(6)	The total non-voting common stock share figure above represents the maximum number of shares deliverable upon exchange of the aggregate principal amount at maturity of LYONs outstanding as of July 3, 2006. Accordingly, this figure represents the maximum number of shares of non-voting common stock that could be sold hereunder.

The Prospectus, together with all Prospectus Supplements, constitutes the Prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of non-voting common stock deliverable upon exchange of the LYONs.